UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 5-41652
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HCA 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HCA Inc.
One Park Plaza
Nashville, Tennessee
37203

HCA 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Plan Administration Committee
HCA Inc.
We have audited the accompanying statements of net assets available for benefits of the HCA 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As described in Note 2 to the financial statements, the Company changed to the accrual basis of accounting from the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Nashville, Tennessee
June 19, 2006

HCA 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Participation in Fixed Income Pool	$593,544,304	$532,342,101
Participation in Interest Income Pool	567,465,882	503,369,864
Participation in Large Company Growth Pool	417,257,462	368,731,369
Participation in Large Company Value Pool	526,231,859	461,632,468
Participation in Small Company Growth Pool	243,154,295	220,030,552
Participation in Small Company Value Pool	470,866,045	397,528,459
Participation in International Pool	249,503,601	194,293,831
Participation in Company Stock Pool	—	780,541,938
Participation in S&P 500 Index Fund Pool	298,163,473	—
HCA Common Stock	886,771,870	—
Common Collective Funds	22,497,776	278,569,127

Total Participation in HCA Inc. Master Retirement Trust	4,275,456,567	3,737,039,709

Participant loans	118,819,568	120,832,381

Total investments	4,394,276,135	3,857,872,090

Participant contributions receivable	7,527,064	—
Employer contributions receivable	1,572,196	—
Income receivable	58,696	—

Total assets	4,403,434,091	3,857,872,090

Liabilities
Accrued expenses	1,261,747	—

Net assets available for benefits	$4,402,172,344	$3,857,872,090

See accompanying notes.

HCA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions to net assets attributed to:
Participant contributions	$336,428,744	$307,546,313
Employer contributions	61,054,841	54,248,130
Participant loan interest	4,924,925	4,525,223
Net investment results from HCA Inc. Master Retirement Trust	401,025,423	221,275,885
Assets transferred into the Plan from EPIC Healthcare Group, Inc. Profit Sharing Plan and Healthtrust, Inc. 401(k)Retirement Program	—	474,655,201
Assets transferred into the Plan from MCA 401(k) Plan	29,913,312	—

Total additions to net assets	833,347,245	1,062,250,752

Deductions from net assets attributed to:
Benefits paid to participants	292,092,430	242,756,393
Administrative expenses	5,739,104	8,172,953

Total deductions from net assets	297,831,534	250,929,346

Net increase	535,515,711	811,321,406

Net assets available for benefits:
Beginning of year	3,857,872,090	3,046,550,684
Cumulative effect of a change in accounting method	8,784,543	—

End of year	$4,402,172,344	$3,857,872,090

See accompanying notes.

HCA 401(k) Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the HCA 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, established January 1, 1983, which provides retirement benefits for all eligible employees of HCA Inc. or its affiliates (the Company or HCA), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2005, participants are eligible to participate on the first day of the month following two months of continuous employment and upon attaining age eighteen. Prior to January 1, 2005, the age for eligibility was twenty-one.
Contributions and Vesting
Participants may defer from 1% to 50% of eligible salary to the Plan subject to Internal Revenue Code limitations. Such amounts, along with earnings thereon, are fully vested at all times. The Company, in its sole discretion, may limit the contributions of highly compensated employees. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to Internal Revenue Code limitations.
The Company contributes to the Plan a matching employer contribution of $0.50 for every dollar of participant deferrals, up to the first 3.0% of eligible compensation deferred (Matching Contribution). The Company may, at its sole discretion, make a Stock Bonus Contribution or a Profit Sharing Contribution to the Plan for any Plan year, which will be shared among active participants, as defined in the Plan document, for the Plan year. Participants are 100% vested in all Company Matching Contributions after earning three years of vesting service. The Plan provides for a vesting schedule relative to the Stock Bonus Contribution and Profit Sharing Contribution that occurs ratably beginning with three years of vesting service, with 100% vesting occurring after seven years of vesting service. Participants will be fully vested upon retirement, death or disability, without regard to years of vesting service.

HCA 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Participants may borrow from their accounts a minimum of $1,000, but borrowings may not exceed the lesser of $50,000, reduced by all other outstanding loans, or 50% of the participant’s total vested account balance. Loan terms range from one to five years (ten years if loan is used to acquire a principal residence). The loans are secured by the balance in the respective participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions. Additionally, each participant’s account is credited/charged with Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Benefit Payments
A participant can only receive a distribution in the form of a lump sum payment. Upon the death of a participant, the vested account balance will be distributed in a single lump sum. Hardship withdrawals are permitted under the Plan.
Administrative Expenses
In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company’s discretion.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. Upon termination of the Plan, each participant will be fully vested in the value of his/her account after payment of any accrued expenses and liabilities of the Plan.

HCA 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Merger
The Healthtrust, Inc. 401(k) Retirement Program and the EPIC Healthcare Group, Inc. Profit Sharing Plan, which were participants in the Master Trust, merged into the Plan effective midnight December 31, 2003. On January 1, 2004, the Plan reflected assets transferred in at fair value of $474,655,201. The MCA 401(k) Plan merged into the Plan effective October 1, 2005. The assets transferred to the Plan reflected fair value of $29,913,312.
2. Summary of Significant Accounting Policies
Basis of Accounting
For the year ended December 31, 2005, the accompanying financial statements and supplemental schedule are prepared on the accrual basis of accounting. Accordingly, participants’ and employer contribution receivables and other expenses payable are reflected in the statement of net assets available for benefits. The effect of the change on current year and prior year net assets and the changes thereto is not material. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
For the year ended December 31, 2004, the accompanying financial statements were prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid.
Valuation of Investments
The Plan’s investments in the HCA Inc. Master Retirement Trust (Master Trust) are participant directed and stated at fair value, except for certain investment contracts held in the Interest Income Pool. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price on the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Joint ventures and other limited partnerships owned by the Master Trust are valued at the appraised values available as of the last business day of the Plan year. The fair value of participation units owned by the Master Trust in the collective trust funds are based on quoted redemption values on the last business day of the Plan year. Investments in the insurance general account are reported at contract value. Participant loans are valued at their outstanding balance, which approximates fair value.

HCA 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Valuation of Investments (Continued)
Investment contracts held in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (such as U.S. government securities) to those of guaranteed investment contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values. The contract values represent participant contributions (less any participant withdrawals), reinvested income and accruals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2005 and 2004 was $251,383,316 and $235,963,009, respectively. The fair value of the investment contracts at December 31, 2005 and 2004 was $263,710,152 and $261,581,824, respectively. The crediting interest rate for these investment contracts is reset quarterly by the issuer and ranged from 6.255% to 6.705% during 2005 and 5.702% to 6.391% during 2004. The average yield was 6.535% and 5.934%, respectively, during 2005 and 2004. The crediting interest rates were 6.255% at December 31, 2005, and 6.391% at December 31, 2004.
Derivative Financial Instruments
The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts and collateralized mortgage obligations.
The Master Trust’s equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their investment strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the risk exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Changes in fair value of the derivative financial instruments are recorded separate from the related investment (see Note 3 -

HCA 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Derivative Financial Instruments (continued)
Investments). As such, a change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with a change in fair value, including associated investment income (loss), in the related investment. The Master Trust’s investment managers are required to combine such changes in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.
The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instruments. However, the Master Trust seeks to minimize its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
All of the Plan’s investments (except participant loans) are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. The Master Trust includes several Master Trust Investment Accounts (or Investment Pools). Each participating retirement plan has an undivided interest in the Investment Pools selected by the Plan. The Investment Pools that the Plan invests in are disclosed separately. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 63.52% and 62.18%, respectively. Investment income and expenses are allocated to the Plan based upon each plan’s share of elected investments and the income and expenses earned/charged on those investments.

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following table presents the net assets of the Master Trust at December 31:

	2005	2004

Investments, at fair value:
Money market securities	$41,662,794	$179,592,156
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	710,261,287	492,522,476
U.S. government securities	524,903,325	631,059,350
U.S. government securities — loaned	(53,533,459)	(24,796,453)
Corporate bonds — preferred	657,017,757	568,700,793
Corporate bonds — other	332,558,629	150,857,530
Corporate bonds — other — loaned	(62,342,305)	(41,008,811)
Corporate stock — preferred	2,849,508	15,986,713
Corporate stock — common	2,641,406,217	2,290,703,541
Corporate stock — common — loaned	(583,747,580)	(447,725,568)
HCA common stock	886,771,870	767,801,070
Interest in partnerships/joint ventures	10,118,130	14,249,162
Interest in common/collective trusts	1,409,944,483	1,383,621,313
Interest in registered investment companies	125,845,468	104,578,658
Interest in insurance general account	7,597,179	7,321,041
Synthetic guaranteed investment contract wrapper	(12,326,836)	(25,618,815)
Other investments	152,481,024	25,392,500
Other investments — loaned	(12,117,934)	(3,337,942)
Securities on loan	711,741,278	516,868,774

Total investments	7,491,090,835	6,606,767,488

Investment income receivable	14,310,660	13,898,367

Total assets	7,505,401,495	6,620,665,855
Other liabilities	(11,334,193)	(20,849,642)
Obligation under securities lending agreements	(710,261,287)	(492,522,476)
Pending trades	(54,996,053)	(97,671,015)

Total net assets of the Master Trust	$6,728,809,962	$6,009,622,722

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investment income for the Master Trust for the years ended December 31, 2005 and 2004:

	2005	2004

Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(10,176,824)	$(1,765,078)
Corporate bonds — preferred	(7,678,459)	(2,131,076)
Corporate bonds — other	(6,696,560)	378,966
Corporate stock — preferred	935,424	(3,241,599)
Corporate stock — common	185,563,570	271,548,689
HCA common stock	201,205,997	(61,293,218)
Interest in partnerships/joint ventures	(1,315,628)	2,630,411
Interest in common/collective trusts	79,040,105	110,970,343
Interest in registered investment companies	9,000,971	7,470,691
Other investments	(8,122,829)	1,929,911

Total net appreciation	441,755,767	326,498,040

Interest and dividends	144,337,114	114,868,762
Other income	376,899	617,212

Total investment income	$586,469,780	$441,984,014

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following schedules represent the net assets and investment income (loss) for each Investment Pool owned by the Master Trust for the years ended December 31, 2005 and 2004. At both December 31, 2005 and 2004, the Plan’s interest in the net assets of the Fixed Income Pool was approximately 33%.
Fixed Income Pool

	December 31
	2005	2004

Investments, at fair value:
Money market securities	$28,517,338	$168,231,818
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	102,980,913	69,207,752
U.S. government securities	348,006,287	631,059,350
U.S. government securities — loaned	(36,707,985)	(24,796,453)
Corporate bonds — preferred	89,532,887	568,700,793
Corporate bonds — other	199,138,809	150,232,698
Corporate bonds — other — loaned	(62,342,305)	(40,606,843)
Corporate stock — preferred	103,250	12,832,914
Corporate stock — common	43,371	623,475
Corporate stock — common — loaned	(615)	—
Interest in partnerships/joint ventures	9,695,278	10,968,913
Interest in common/collective trusts	114,889,700	156,268,965
Interest in LIBOR Pool	838,940,178	—
Other investments	151,691,739	16,224,398
Other investments — loaned	(12,117,934)	(3,337,942)
Securities on loan	111,168,839	68,741,238

Total investments	1,883,539,750	1,784,351,076

Investment income receivable	7,288,891	11,374,091

Total assets	1,890,828,641	1,795,725,167
Other liabilities	(857,894)	(997,855)
Obligation under securities lending agreements	(102,980,913)	(69,207,752)
Pending trades	(111,086)	(95,893,915)

Total net assets of the Fixed Income Pool	$1,786,878,748	$1,629,625,645

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Fixed Income Pool

	Years Ended December 31
	2005	2004
Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(7,604,988)	$(1,765,067)
Corporate bonds — preferred	(2,418,519)	(2,131,076)
Corporate bonds — other	(8,094,121)	280,885
Corporate stock — preferred	(5,684)	(3,647,487)
Corporate stock — common	69,510	253,471
Interest in partnerships/joint ventures	(1,273,635)	2,007,634
Interest in common/collective trusts	2,631,790	4,873,763
Interest in LIBOR Pool	31,853,606	—
Other investments	(9,508,505)	1,633,958

Total net appreciation	5,649,454	1,506,081

Interest and dividends	41,363,485	60,272,292

Total investment income of the Fixed Income Pool	$47,012,939	$61,778,373

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
As of December 31, 2005, the Plan’s interest in the net assets of the LIBOR Pool was approximately 33%. This is a new Investment Pool created in 2005. The investments of this pool are included in the Fixed Income Pool.
LIBOR Pool

December 31,
2005
Investments, at fair value:
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	$12,563,227
U.S. government securities	176,897,038
U.S. government securities — loaned	(16,825,474)
Corporate bonds — preferred	567,484,870
Corporate bonds — other	133,419,820
Interest in common/collective trusts	9,743,216
Other investments	342,054
Securities on loan	16,825,474

Total investments	900,450,225

Investment income receivable	2,472,876

Total assets	902,923,101

Obligation under securities lending agreements	(12,563,227)
Pending trades	(51,419,696)

Total net assets of the LIBOR Pool	$838,940,178

LIBOR Pool

Year Ended
December 31, 2005
Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(2,571,836)
Corporate bonds — preferred	(5,259,940)
Corporate bonds — other	1,707,852
Other investments	1,622,625
Total net depreciation	(4,501,299)

Interest and dividends	36,354,904
Total investment income of the LIBOR Pool	$31,853,605

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Interest Income Pool was approximately 99% and 99%, respectively.
Interest Income Pool

	December 31
	2005	2004

Investments, at fair value:
Interest in common/collective trusts	$312,087,814	$268,029,839
Interest in insurance general account	7,597,179	7,321,041
Interest in Fixed Income Pool	263,710,154	261,581,824
Synthetic guaranteed investment contract wrapper	(12,326,836)	(25,618,815)

Total investments	571,068,311	511,313,889

Investment income receivable	1,516,309	63,036
Total assets	572,584,620	511,376,925
Other liabilities	(126,555)	(434,152)
Pending trades	(1,315,713)	—

Total net assets of the Interest Income Pool	$571,142,352	$510,942,773

Interest Income Pool

	Years Ended December 31
	2005	2004

Net appreciation in the fair value of investments:
Interest in common/collective trusts	$7,021,884	$3,538,983
Interest in Fixed Income Pool	2,128,328	16,145,447

Total net appreciation	9,150,212	19,684,430

Interest and dividends	17,500,424	13,835,000

Total investment income of the Interest Income Pool	$26,650,636	$33,519,430

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Large Company Growth Pool was approximately 57% and 56%, respectively.
Large Company Growth Pool

	December 31
	2005	2004

Investments, at fair value:
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	$93,147,470	$60,354,411
Corporate stock — common	644,368,679	585,185,859
Corporate stock — common — loaned	(92,738,770)	(67,645,442)
Interest in common/collective trusts	88,320,069	77,236,805
Securities on loan	92,738,770	67,645,442

Total investments	825,836,218	722,777,075

Investment income receivable	336,699	235,894

Total assets	826,172,917	723,012,969
Other liabilities	(636,024)	(808,077)
Obligation under securities lending agreements	(93,147,470)	(60,354,411)
Pending trades	(1,629,598)	(796,363)

Total net assets of the Large Company Growth Pool	$730,759,825	$661,054,118

Large Company Growth Pool

	Years Ended December 31
	2005	2004

Net appreciation (depreciation) in the fair value of investments:
Corporate stock — preferred	$—	$(58,473)
Corporate stock — common	42,820,522	49,408,230
Interest in common/collective trusts	3,895,400	3,118,739
Total net appreciation	46,715,922	52,468,496

Interest and dividends	3,538,240	3,714,833
Other income	178,819	241,014

Total investment income of the Large Company Growth Pool	$50,432,981	$56,424,343

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Large Company Value Pool was approximately 64% and 61%, respectively.
Large Company Value Pool

	December 31
	2005	2004

Investments, at fair value:
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	$80,237,602	$56,109,307
Corporate stock — common	740,461,465	657,617,111
Corporate stock — common — loaned	(81,022,882)	(66,363,068)
Interest in common/collective trusts	87,008,991	95,039,778
Securities on loan	81,022,882	66,363,068

Total investments	907,708,058	808,766,196

Investment income receivable	1,220,607	1,151,851

Total assets	908,928,665	809,918,047
Other liabilities	(745,606)	(1,009,422)
Obligation under securities lending agreements	(80,237,602)	(56,109,307)
Pending trades	(99,480)	(25,133)

Total net assets of the Large Company Value Pool	$827,845,977	$752,774,185

Large Company Value Pool

	Years Ended December 31
	2005	2004

Net appreciation in the fair value of investments:
Corporate stock — preferred	$—	$7,478
Corporate stock — common	39,238,789	68,170,564
Interest in common/collective trusts	4,794,857	6,644,429
Interest in registered investment companies	—	408,875

Total net appreciation	44,033,646	75,231,346

Interest and dividends	14,895,062	11,406,238
Other income	69,847	145,255

Total investment income of the Large Company Value Pool	$58,998,555	$86,782,839

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Small Company Growth Pool was approximately 55% and 52%, respectively.
Small Company Growth Pool

	December 31
	2005	2004

Investments, at fair value:
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	$114,470,031	$101,018,000
Corporate stock — common	260,518,603	245,828,973
Corporate stock — common — loaned	(112,446,222)	(103,053,929)
Interest in common/collective trusts	179,843,574	174,059,996
Other investments	—	223,728
Securities on loan	112,446,222	103,053,929

Total investments	554,832,208	521,130,697

Investment income receivable	53,108	47,533

Total assets	554,885,316	521,178,230
Other liabilities	(533,919)	(520,913)
Obligation under securities lending agreements	(114,470,031)	(101,018,000)
Pending trades	(495,481)	(286,811)

Total net assets of the Small Company Growth Pool	$439,385,885	$419,352,506

Small Company Growth Pool

	Years Ended December 31
	2005	2004

Net appreciation in the fair value of investments:
Corporate stock — common	$12,871,032	$17,910,071
Interest in common/collective trusts	6,482,308	21,245,148

Total net appreciation	19,353,340	39,155,219

Interest and dividends	948,878	946,985
Other income	113,786	173,052

Total investment income of the Small Company Growth Pool	$20,416,004	$40,275,256

`

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Small Company Value Pool was approximately 70% and 66%, respectively.
Small Company Value Pool

	December 31
	2005	2004

Investments, at fair value:
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	$206,214,556	$108,603,911
Corporate bonds — other	—	397,470
Corporate bonds — other — loaned	—	(397,470)
Corporate stock — common	469,191,853	391,103,739
Corporate stock — common — loaned	(200,943,533)	(114,628,181)
Interest in partnerships/joint ventures	—	2,815,404
Interest in common/collective trusts	199,239,474	204,539,331
Other investments	104,415	135,774
Securities on loan	200,943,533	115,025,651

Total investments	874,750,298	707,595,629

Investment income receivable	542,107	322,239

Total assets	875,292,405	707,917,868
Other liabilities	(1,024,062)	(1,063,399)
Obligation under securities lending agreements	(206,214,556)	(108,603,911)
Pending trades	312,700	(176,569)

Total net assets of the Small Company Value Pool	$668,366,487	$598,073,989

Small Company Value Pool

	Years Ended December 31
	2005	2004

Net appreciation (depreciation) in the fair value of investments:
Corporate bonds — other	$(310,291)	$61,726
Corporate stock — common	38,991,774	74,459,984
Interest in partnerships/joint ventures	—	404,404
Interest in common/collective trusts	26,981,953	30,390,722

Total net appreciation	65,663,436	105,316,836

Interest and dividends	6,993,764	4,358,515
Other income	14,447	57,890

Total investment income of the Small Company Value Pool	$72,671,647	$109,733,241

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the International Pool was approximately 40% and 38%, respectively.
International Pool

	December 31
	2005	2004

Investments, at fair value:
Money market securities	$13,145,456	$11,360,338
Money market securities: collateral held under securities lending agreements (excluding noncash collateral)	100,309,049	97,107,070
Corporate bonds — other	—	227,363
Corporate stock — preferred	2,746,258	3,153,799
Corporate stock — common	521,943,560	405,015,171
Corporate stock — common — loaned	(96,266,053)	(95,919,894)
Interest in common/collective trusts	78,698,311	80,687,517
Interest in registered investment companies	9,144,086	2,176,530
Other investments	342,854	8,808,976
Securities on loan	96,266,053	95,919,894

Total investments	726,329,574	608,536,764

Investment income receivable	786,139	655,911

Total assets	727,115,713	609,192,675
Other liabilities	(584,378)	(538,064)
Obligation under securities lending agreements	(100,309,049)	(97,107,070)
Pending trades	(237,699)	(492,224)

Total net assets of the International Pool	$625,984,587	$511,055,317

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
International Pool

	Years Ended December 31
	2005	2004

Net appreciation (depreciation) in the fair value of investments:
Corporate bonds — other	$—	$36,354
Corporate stock — preferred	941,108	456,882
Corporate stock — common	51,538,436	60,017,457
Interest in common/collective trusts	11,360,178	11,824,837
Interest in registered investment companies	878,337	616,771
Other investments	(2,294,443)	913,165

Total net appreciation	62,423,616	73,865,466

Interest and dividends	11,294,877	8,724,484

Total investment income of the International Pool	$73,718,493	$82,589,950

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2004, the Plan’s interest in the net assets of the Company Stock Pool was approximately 100%. During 2005, the investments of the Company Stock Pool were transferred to the Plan and the Company Stock Pool was eliminated.
Company Stock Pool

December 31
2004
Investments, at fair value:
HCA common stock	$767,718,593
Interest in common/collective trusts	13,376,326

Total investments	781,094,919

Investment income receivable	25,068

Total assets	781,119,987
Other liabilities	(578,049)

Total net assets of the Company Stock Pool	$780,541,938

Company Stock Pool

December 31
2004
Net depreciation in the fair value of investments:
HCA common stock	$(61,282,878)

Interest and dividends	8,466,180

Total investment loss of the Company Stock Pool	$(52,816,698)

HCA 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2005, the Plan’s interest in the net assets of the S&P 500 Index Pool was approximately 96%. This is a new Investment Pool created in 2005.
S&P 500 Index Fund Pool

December 31
2005
Investments, at fair value
Interest in common/collective trusts	$311,549,919

Other liabilities	(15,142)

Total net assets of the S&P 500 Index Fund Pool	$311,534,777

S&P 500 Index Fund Pool

Year Ended
December 31, 2005
Net appreciation in the fair value of investments:
Interest in common/collective trusts	$21,846,895

Interest and dividends	63

Total investment income of the S&P500 Index Fund Pool	$21,846,958

HCA 401(k) Plan
Notes to Financial Statements (continued)
4. Securities Lending
The Trustee is authorized to engage in the lending of certain Master Trust assets. Securities lending is an investment management strategy that utilizes the existing securities (government bonds, corporate bonds or equities) of the Master Trust to earn additional income. It involves the loaning of securities to a select group of approved broker-dealers. In return for the loaned securities, the Trustee simultaneously receives collateral in the form of cash or U.S. Treasury bills as a safeguard against possible default of any borrower on the return of the loan. Each security lending transaction is collateralized by a margin requirement, as specified in the terms of the securities borrowing agreements, from a minimum of 102% to a maximum of 105% of the fair value of the securities loaned plus accrued interest. The collateral is marked-to-market on a daily basis to maintain the margin requirement. The Master Trust accounts for its securities lending activities in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (FASB 140). At December 31, 2005 and 2004, the Master Trust had securities on loan of $711,741,278 and $516,868,774, respectively. At December 31, 2005 and 2004, debtors provided the Trustee with cash collateral totaling $710,261,287 and $492,522,476, respectively. Cash received by the Trustee is invested in money market securities by the Master Trust and accordingly, recorded at fair value in the financial statements with a corresponding obligation to repay the collateral in accordance with the securities borrowing agreements. Noncash collateral provided to the Master Trust (U.S. Treasury bills) at December 31, 2005 and 2004 was $23,279,230 and $38,230,142, respectively, and in accordance with FASB 140, is not recorded in the investments of the Master Trust. The income earned by the Master Trust under the securities lending program with the Trustee in 2005 and 2004 was $1,337,754 and $815,877, respectively.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
The Plan has received its most recent determination letter from the Internal Revenue Service dated September 29, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company

HCA 401(k) Plan
Notes to Financial Statements (continued)
6. Income Tax Status (continued)
believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Commitments and Contingencies
On November 22, 2005, Brenda Thurman, a former employee of an HCA affiliate, filed a complaint in the United States District Court for the Middle District of Tennessee on behalf of herself, the HCA Savings and Retirement Program, and a class of Participants in the HCA Savings and Retirement Program, who held an interest in HCA common stock, against HCA Inc., HCA’s Chairman and Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, and other unnamed individuals. The lawsuit, filed under sections 502(a)(2) and 502(a)(3) of the ERISA, 29 U.S.C. §§ 1132(a)(2) and (3), alleges that defendants breached their fiduciary duties owed to the HCA Savings and Retirement Program and its participants.
On January 13, 2006, the court stayed all proceedings and discovery in this matter, pending resolution of a motion to dismiss the consolidated amended complaint in the related federal securities class action against HCA. On January 17, 2006, the magistrate judge (i) consolidated Thurman’s cause of action with all other future actions making the same claims and arising out of the same operative facts, (ii) appointed Thurman as lead plaintiff, and (iii) appointed Thurman’s attorneys as lead counsel and liaison counsel. On January 26, 2006, the court reassigned the case to United States District Court Judge William J. Haynes, Jr., who has been presiding over certain related federal securities class action and federal derivative lawsuits.
8. Transactions with Parties-In-Interest
Transactions with parties-in-interest include purchases and sales of assets through the Trustee, contributions from the Company, dividends received on HCA Inc. common stock and fees paid during the year for accounting and other services.
9. Subsequent Event
Effective January 1, 2006, the Plan was amended to automatically enroll an employee in the Plan upon becoming eligible to participate unless the employee notifies the Plan that he or she will not participate. An employee thus enrolled will be deemed to have elected a deferral rate of 3%, unless the employee notifies the Plan that he or she elects a different percentage. Each participant’s deferral election will increase by 1% each year up to a maximum of 15%, unless the participant directs otherwise.

10. Difference Between Financial Statements and Form 5500
HCA 401(k) Plan
Notes to Financial Statements (continued)
The following is a reconciliation of net assets available for benefits, deemed distributions, and contributions per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$4,402,172,344	$3,857,872,090
Less: Deemed distributions of participant loans	(3,496,261)	(2,703,496)

Net assets available for benefits per the Form 5500	$4,398,676,083	$3,855,168,594

Year Ended
December 31, 2005
Deemed distributions per the financial statements	$—
Add: Deemed distributions at December 31, 2005	3,496,261
Less: Deemed distributions at December 31, 2004	(2,703,496)

Deemed Distributions per the Form 5500	$792,765

Year Ended
December 31, 2005
Employer contributions per the financial statements	$61,054,841
Add: Employer contributions receivable at December 31, 2004	1,453,548

Employer contributions per the Form 5500	$62,508,389

Year Ended
December 31, 2005
Participant contributions per the financial statements	$336,428,744
Add: Participant contributions receivable at December 31, 2004	7,330,995

Participant contributions per the Form 5500	$343,759,739

HCA 401(k) Plan
EIN: 75-2497104 Plan Number: 004
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of Investment,
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value

*	Participant loans	Interest ranging from 4.75% to 7.00%	$118,819,568

*	Indicates party-in-interest to the Plan.

Note: Column (d) is not included as the investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 29, 2006

HCA 401(k) PLAN
By: Plan Administration Committee, Plan Administrator

/s/ A. Bruce Moore, Jr.
Name:	A. Bruce Moore, Jr.
Title:	Chairman, Plan Administration Committee